March 7, 2011

BY ELECTRONIC FILING ON EDGAR

Ms. Anne Nguyen Parker, Branch Chief
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Yukon Gold Corporation, Inc.
Preliminary Schedule 14C
Filed January 19, 2011
File No. 0-51068

Dear Ms. Nguyen Parker and Mr. Lucas:

          We are responding to the letter dated February 10, 2011, of Ms. Anne Nguyen Parker, Branch Chief, concerning the preliminary Schedule 14C Information Statement filed by Yukon Gold Corporation, Inc. (“Yukon Gold” or the “Company”) on January 19, 2011. We have reproduced your comments and the Company’s responses below.

General

Comment #1:

The disclosure in your information statement indicates that several common shareholders executed written consents to approve the re-domicile. Please note that the term “proxy” includes every proxy, consent, or authorization within the meaning of Section 14(a) of the Exchange Act. See Rule 14a-1(f) of the Exchange Act. In view of this, please explain to us on a supplemental basis the exemption(s) from the filing, dissemination, and other requirements of Regulation 14A relied upon in connection with obtaining these consents. Alternatively, tell us why you believe that procuring the consents was not a solicitation subject to Regulation 14A. In this regard, we note your press release dated December 22, 2010, which states, “Yukon Gold will seek shareholder approval for, among other things, the Re-Domiciliation Merger and certain proposed amendments to its 2006 Stock Option Plan.” To the extent you are unable to rely on an exemption, please re-file your document as a proxy solicitation subject to Regulation 14A.

Ms. Anne Nguyen Parker, Branch Chief
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
March 7 2011

1.

Following receipt of your letter, the Company re-considered the issue of whether the Shareholder Written Consent was exempt under the proxy rules. The idea of re-domiciling the Company to Nevada and recapitalizing its share structure was under discussion both among the new shareholders who participated in the November 3, 2010 private placement and the Board of the Company before the District Gold Inc. (“District”) transaction was under consideration. Because the District deal required the issuance of shares that exceeded the authorized capital of the Company, the re-domiciliation merger was included in the letter of intent between District and the Company. While the Company believes that the shareholder action was exempt, it cannot conclusively reconstruct a timeline as to when Board discussion and shareholder discussions took place. The Company preferred to re-file as a Consent Solicitation Statement and obtain a new shareholder action. The Company is very sensitive to the cost of multiple filings.

Comment #2:

We note that your action with respect to reincorporating from Delaware to Nevada involves other matters for which information is called for by other items of Schedule 14A. As such, you should provide the information called for by such other items. See Note A to Schedule 14A. With respect to the items noted below, please provide separate discussions for each of these in your letter to the stockholders and more detailed discussions in the filing, using separate headings. You may indicate, as appropriate, that the consummation of each of these separate actions is conditioned on the consummation of the re-domicile action.

2.

The Company informs us that the proposed transaction with District, disclosed in the letter of intent in the Company’s 8-K furnished on December 22, 2010, is not going forward. The Company’s due diligence process determined that the legal status of the claims held by District was different from the Company’s expectations. The Company and District are continuing to discuss a possible transaction, but it would have different terms from the transaction announced in December of 2010, if any transaction is pursued. No such terms have been firmed up. If a transaction with District does go forward, it would be an asset acquisition of mining claims that does not require shareholder approval. In the revised filing that accompanies this letter, the Company has provided a description of the acquisitions under consideration under the caption, “PROPOSED PROPERTY ACQUISITIONS." The Company is aware of inaccuracies in certain materials that it has reviewed as part of its due diligence and is reluctant to make statements about the properties that the Company has not verified. The Company is comfortable with the accuracy of its limited statements in this revised filing. Because the Company has no agreement with respect to these properties as of the date of this filing, it is not yet at a point to where it can undertake more extensive due diligence. The Company is trying to be responsive to your comment. We recognize that this description is light, but the Company is uncomfortable saying more at this point.

Ms. Anne Nguyen Parker, Branch Chief
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
March 7 2011

The information required by Item 14 (b)(1) – (8) is provided in the Company’s Schedule 14A. We have revised the filing to provide individual sections with the following headings:

1.	Summary Term Sheet
2.	Contact information of principal executive officers
3.	Business conducted
4.	Terms of Transaction
5.	Regulatory approvals
6.	Reports, opinions, appraisals
7.	Past contracts, transactions or negotiations.
8.

Financial information – to be satisfied by including in the Consent Solicitation package to shareholders the Company’s Quarterly Report on Form 10-Q for the six-month period ended October 31, 2010 and its Annual Report on Form 10-K for the fiscal years ended April 30, 2010 and 2009. We note that paragraph “c” of Item 301 or Regulation S-K exempts smaller reporting companies from that Item.

Comment #3:

In this regard, we note that you are proposing to merge with your Nevada subsidiary. Therefore, please revise to provide the disclosure required by Item 14 of Schedule 14A. In addition, please provide the information required by Item 10 with respect to the modification of your stock option plan.

3.

The Company has revised its disclosure to include the information required by Item 10 of Schedule 14A under the caption, “COMPENSATION PLANS.” While Yukon-Nevada will assume the Company’s 2006 Stock Option Plan as part of the re-domiciliation merger, it will assume such plan “as is.” We do not believe there is any substantive action being taken with respect to the compensation plans.

Reincorporation from Delaware to Nevada

Comment #4:

We note the Form 8-K furnished on December 22, 2010, which discloses the non- binding letter of intent with District Gold Inc. It appears from the letter of intent that many of the corporate actions you are seeking to take are conditions precedent to closing the contemplated transaction with District Gold. Please revise to provide comprehensive disclosure of the proposed transaction with District Gold. In addition, please disclose the information required by Item 15 of Schedule 14A or explain why this is not required.

4.	As noted in our Response # 2, the Company is not going forward with the proposed transaction with District disclosed in the letter of intent dated December 21, 2010. However,

Ms. Anne Nguyen Parker, Branch Chief
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
March 7 2011

the Company is continuing to discuss a transaction with District. As noted above, we have included limited disclosure of the properties under discussion, under the caption, “PROPOSED PROPERTY ACQUISITIONS.”

Comment #5:

We note that the letter of intent with District Gold will terminate if the Definitive Agreement has not been fully executed by February 1, 2011. Please clarify whether the Definitive Agreement has been fully executed, and if so, please file such agreement and provide appropriate disclosure on Form 8-K.

5.	No definitive agreement with District has been prepared.

Description of Capital Stock

Comment #6:

We note that the Nevada subsidiary into which you plan to merge is authorized to issue 500,000,000 common shares, while you currently only authorized to issue 150,000,000 common shares. Therefore, please provide the information required by Item 11 of Schedule 14A.

6.

In the revised Consent Solicitation Statement, the Company is providing the information required by Item 11, including financial statements, and has expanded its description of the transaction throughout the document to highlight that as a result of the merger, the surviving corporation will have 500,000,000 authorized shares.

Comment #7:	Please clarify that the outstanding stock options and warrants also will be adjusted to give effect to the 5 to 1 conversion ratio.

7.	The Company has added the requested disclosure under the caption, “CAPITALIZATION OF THE COMPANY BEFORE AND AFTER THE MERGER.”

Comment #8:	With respect to the increase in authorized common shares, please revise to disclose the following information in tabular format on a pre- and post-exchange basis:

•	The number of shares issued and outstanding;
•	The number of shares reserved for issuance;
•	The number of shares authorized; and
•	The number of shares authorized but not issued or reserved for issuance.

Ms. Anne Nguyen Parker, Branch Chief
Mr. John Lucas, Staff Attorney
United States Securities and Exchange Commission
March 7 2011

8.	In the revised Consent Solicitation Statement, the Company has included the requested table under the caption, CAPITALIZATION OF THE COMPANY BEFORE AND AFTER THE MERGER.

The Company will mail the Consent Solicitation Statement together with its Quarterly Report on Form 10-Q for the six-month period ended October 31, 2010 and its Annual Report on Form 10-K for the fiscal years ended April 30, 2010 and 2009 in one package. We have included with this filing a Consent of the Company’s auditors dated March 4, 2011. We look forward to hearing from you.

Very truly yours,

/s/ Jonathan H. Gardner
Jonathan H. Gardner

cc:	J.L. Guerra, Jr. Kathy Chapman

360806

YUKON GOLD CORPORATION, INC.
1226 White Oaks Blvd. Suite 10A
Oakville, Ontario L6H 2B9
Canada

March 7, 2011

BY ELECTRONIC FILING ON EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker, Branch Chief
Mr. John Lucas, Staff Attorney

Re:	Yukon Gold Corporation, Inc.
Preliminary Schedule 14C
Filed January 19, 2011
File No. 0-51068

Ladies and Gentlemen:

          In connection with the response of Yukon Gold Corporation, Inc. (the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated February 10, 2011, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

YUKON GOLD CORPORATION, INC.

By: /s/ J.L. Guerra, Jr.
       J.L. Guerra, Jr., Chairman of the
       Board of Directors